AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

AMERICAN NATIONAL BANKSHARES INC.

AND

COMMUNITY FIRST FINANCIAL CORPORATION

_____

October 18, 2005

_____

TABLE OF CONTENTS

ARTICLE 1
The Merger and Related Matters

ARTICLE 2
Delivery of Merger Consideration

ARTICLE 3
Representations and Warranties

ARTICLE 4
Covenants and Agreements

ARTICLE 5
Conditions to the Merger

ARTICLE 6
Termination

ARTICLE 7
General Provisions

Exhibit A -- Plan of Merger between American National Bankshares Inc. and Community First Financial Corporation

Exhibit B -- Form of Affiliate Agreement

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of October 18, 2005, by and between American National Bankshares Inc., a Virginia corporation ("American"), and Community First Financial Corporation, a Virginia corporation ("Community First").

WITNESSETH:

The parties desire that Community First shall be merged with and into American (the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Exhibit A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
The Merger and Related Matters

1.1 The Merger

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), Community First will be merged with and into American pursuant to the Plan of Merger. The separate corporate existence of Community First thereupon shall cease, and American will be the surviving corporation. From and after the Effective Time, the Merger shall have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

1.2 Effective Time

The Merger will become effective on the date and at the time shown on the Certificate of Merger issued by the Virginia State Corporation Commission (the "Effective Time"). Subject to the satisfaction or waiver of the conditions set forth in Article 5, the parties shall use their reasonable best efforts to cause the Effective Time to occur on or before March 31, 2006, or on such other date as the parties may agree in writing. All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties at the closing of the Merger (the "Merger Closing"), which shall be held on or before the Effective Time. At or after the Merger Closing, American and Community First shall execute and deliver Articles of Merger containing the Plan of Merger to the Virginia State Corporation Commission.

1.3 Conversion of Community First Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Community First common stock, without par value ("Community First Common Stock"), and the Series A Preferred Stock, $10.00 par value per share (the "Series A Preferred Stock") (the shares of Community First Common Stock and Series A Preferred Stock shall be referred to collectively as "Community First Capital Stock"), but subject to the provisions of Section 6.1(h) hereof:

(a) Each share of common stock of American, par value $1.00 per share ("American Common Stock"), that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b) Each share of Community First Common Stock issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 1.9 hereof) shall be converted into, at the election of the holder thereof and in accordance with the election and allocation procedures set forth in Article 2, the right to receive the following, without interest:

      (i) 0.9219 shares of American Common Stock (the "Per Share Common Stock Consideration"); or

      (ii) a cash amount equal to $21.00 per share (the "Per Share Common Cash Consideration").

(c) Each share of Series A Preferred Stock issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 1.9 hereof) shall be converted into, at the election of the holder thereof and in accordance with the election and allocation procedures set forth in Article 2, the right to receive the following, without interest:

      (i) 1.1063 shares of American Common Stock (the "Per Share Series A Stock Consideration"); or

      (ii) a cash amount equal to $25.20 per share (the "Per Share Series A Cash Consideration").

(d) Notwithstanding anything in this Agreement to the contrary, the aggregate amount of cash to be issued to shareholders of Community First in the Merger shall not exceed the Aggregate Cash Consideration, as defined the following paragraph.

(e) For purposes of this Agreement:

      (i) the "Aggregate Cash Consideration" is the sum of: (1) the product of the number of shares of Community First Common Stock outstanding immediately prior to the Effective Time *times* 0.50 *times* the Per Share Common Cash Consideration amount; (2) the product of the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time *times* 0.50 *times* the Per Share Series A Cash Consideration amount; and (3) the aggregate amount of cash paid in connection with the cancellation of the Community First stock options outstanding at the Effective Time as provided in Section 1.5 (defined therein as the "Stock Option Cash Consideration") *times* 0.50; and

(ii) the "Merger Consideration" means: (1) the number of whole shares of American Common Stock, *plus* cash in lieu of any fractional share interest, and the amount of cash into which shares of Community First Capital Stock shall be converted pursuant to this Agreement; and (2) the Stock Option Cash Consideration.

1.4 Board of Directors of American and American National Bank; Lynchburg Advisory Board

(a) As soon as reasonably practicable after the Effective Time, American and its wholly-owned national banking subsidiary, American National Bank and Trust Company ("American National"), will increase the size of their respective Boards of Directors by one member, and such vacancy will be filled by individuals from among Community First's current directors as selected by American and shall serve in such capacity until such time as his or her successor shall be duly elected and qualified. At its next annual meeting of shareholders, American will nominate the Community First representative previously appointed to the American Board of Directors for election to the class of directors whose term expires in either 2008 or 2009.

(b) At the consummation of the Merger, American shall establish the American National Bank/Lynchburg Advisory Board of Directors (the "Lynchburg Advisory Board"). The Lynchburg Advisory Board shall initially be comprised of directors chosen by American from the current members of the Boards of Directors of Community First and Community First Bank, the wholly-owned Virginia chartered banking subsidiary of Community First Community First Bank. Membership on the Lynchburg Advisory Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with American for twelve months following the Effective Time or, if longer, the period that he or she is a member of the Lynchburg Advisory Board.

(c) On or after the Effective Time, Community First Bank will merge with and into American National.

1.5 Community First Stock Options

At the Effective Time, each stock option to purchase shares of Community First Common Stock granted pursuant to the Long-Term Incentive Plan of Community First then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be cancelled in exchange for a cash payment equal to the difference between the per share exercise price and $21.00 (the "Stock Option Cash Consideration").

1.6 Articles of Incorporation and Bylaws

The articles of incorporation and bylaws of American at the Effective Time shall be the articles of incorporation and bylaws of American after the Effective Time until thereafter amended in accordance with applicable law.

1.7 Tax Consequences

It is intended that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and that this Agreement shall constitute a "plan of reorganization" for purposes of the Code.

1.8 Anti-Dilution

In the event American changes the number of shares of American Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted.

1.9 Dissenting Shares

Shareholders of Community First shall have the right to demand and receive payment of the fair value of their shares of Community First Capital Stock pursuant to the provisions of Section 13.1-729 et seq. of the VSCA (the "Dissenting Shares").

1.10 Definitions

Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

(a) the term "Knowledge" means the knowledge, after due inquiry, of any one or more of Messrs. Wynne, Falls, Davis, Thomas and Mason, and their respective successors in office, if any, as of the Effective Time.

(b) "Material Adverse Effect" means, with respect to American or Community First any effect that (i) is material and adverse to the financial position, results of operations or business of American and its subsidiaries taken as a whole or Community First and its subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of any of American and its subsidiaries or Community First and its subsidiaries to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Merger; provided that Material Adverse Effect shall not be deemed to include the impact of (A) changes in banking and similar laws of general applicability or interpretations thereof by any Governmental Authority (as defined in Section 4.11), (B) changes in generally accepted accounting principles ("GAAP") or regulatory accounting requirements applicable to banks and their holding companies generally, (C) changes in general economic conditions affecting banks and their holding companies generally, (D) any modifications or changes to valuation policies and practices, or expenses incurred, in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, and (E) with respect to Community First, the effects of any action or omission taken with the prior consent of American or as otherwise contemplated by the Agreement.

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(c) the term "Previously Disclosed" by a party shall mean information set forth in a section of its Disclosure Schedule (as defined in Section 3.1) corresponding to the section of this Agreement where such term is used.

(d) the term "Nasdaq" means The Nasdaq Stock Market, Inc.'s National Market or such other securities market or exchange on which American Common Stock may be listed.

ARTICLE 2
Delivery of Merger Consideration

2.1 Election Procedures

(a) American (or such other company as American and Community First may agree to designate), will act as the exchange agent (the "Exchange Agent") for purposes of conducting the election and exchange procedures described in this Article 2. Provided that Community First has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall provide to Community First contemporaneously with the mailing of the Proxy Statement (as defined in Section 4.4) but in no event more than ten days after such mailing, an election form and accompanying letter of transmittal in such form as American and Community First shall agree (the "Election Form") advising each holder of record of Community First Capital Stock of the election choices hereunder and providing instructions for surrendering to the Exchange Agent such holder's certificate(s) of Community First Capital Stock in exchange for the consideration set forth in Sections 1.3(b) and (c) hereof deliverable in respect of Community First Common Stock and Series A Preferred Stock respectively. The Election Form shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Community First Capital Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent.

(b) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make the following elections:

(i) to elect to receive American Common Stock with respect to some or all of such holder's Community First Capital Stock (the "Stock Election Shares");

(ii) to elect to receive cash with respect to some or all of such holder's Community First Capital Stock (the "Cash Election Shares"); or

(iii) to indicate that such holder makes no such election with respect to such holder's shares of Community First Capital Stock (the "No-Election Shares").

(c) Nominee record holders who hold Community First Capital Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares, and No-Election Shares. If a shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Community First Capital Stock held by such shareholder shall be designated No-Election Shares.

(d) The term "Election Deadline" shall mean 5:00 p.m., Eastern Time, on the 30th day following but not including the date of mailing of the Election Form or such other date as American and Community First shall agree upon.

(e) Any election to receive American Common Stock or cash or a combination thereof shall have been properly made only if the Exchange Agent shall have actually received by the Election Deadline a properly completed Election Form accompanied by the certificate(s) representing shares of Community First Capital Stock to which such Election Form relates or by an appropriate and customary guarantee of delivery of such certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Community First Capital Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. Any election may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form; and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither American nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(f) As soon as reasonably practicable, but no later than ten business days after the Effective Time, the Exchange Agent shall mail to each holder of record of Community First Capital Stock at the Effective Time who did not complete an Election Form a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Community First Capital Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent) with instructions for use in surrendering stock certificates theretofore representing shares of Community First Capital Stock in exchange for the Merger Consideration.

2.2 Allocation of Shares

(a) Within five business days after the Merger Closing, the Exchange Agent, as directed by American, shall effect the allocation among holders of Community First Capital Stock of rights to receive American Common Stock or cash in the Merger in accordance with the Election Forms as follows.

(b) If the number of Cash Election Shares *times* the Per Share Common Cash Consideration with respect to Community First Common Stock and the Per Share Series A Cash
Consideration with respect to the Series A Preferred Stock, when combined with the Stock Option Cash Consideration, is *greater* than the Aggregate Cash Consideration, then:

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(i)   all Stock Election Shares and all No-Election Shares shall be converted into the right to receive American Common Stock;

(ii) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) a sufficient number of Cash Election Shares ("Reallocated Stock Shares") such that the number of remaining Cash Election Shares *times* the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equals the Aggregate Cash Consideration, and all Reallocated Stock shares shall be converted into the right to receive American Common Stock; and

(iii) the Cash Election Shares that are not Reallocated Stock Shares shall be converted into the right to receive cash.

(c) If the number of Cash Election Shares *times* the Per Share Common Cash Consideration with respect to Community First Common Stock and the Per Share Series A Cash Consideration with respect to the Series A Preferred Stock, when combined with the Stock Option Cash Consideration, is *less* than the Aggregate Cash Consideration, then:

(i)   all Cash Election Shares shall be converted into the right to receive cash;

(ii)   No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares *times* the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(iii)   If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares *times* the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, is less than the Aggregate Cash Consideration, the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(d) a sufficient number of Stock Election Shares into Cash Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares *plus* the number of Reallocated Cash Shares *times* the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash; and

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(iv) The Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive American Common Stock.

(d) In the event the Exchange Agent is required pursuant to Section 2.2(b) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares. In the event that the Exchange Agent is required pursuant to Section 2.2(c) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares.

2.3 Exchange Procedures

(a) After completion of the allocation referred to paragraphs (b) and (c) of Section 2.2, each holder of an outstanding certificate representing shares of Community First Capital Stock prior to the Effective Time (a "Community First Certificate") who has surrendered such Community First Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of American Common Stock and/or the amount of cash into which the aggregate number of shares of Community First Capital Stock previously represented by such Community First Certificate(s) surrendered shall have been converted pursuant to this Agreement and, if such holder's shares of Community First Capital Stock have been converted into American Common Stock, any other distribution theretofore paid with respect to American Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such Community First Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each Community First Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of American Common Stock or the right to receive the amount of cash into which such Community First Capital Stock shall have been converted. No dividends that have been declared by American will be remitted to any person entitled to receive shares of American Common Stock under Section 2.2 until such person surrenders the Community First Certificate(s) representing Community First Capital Stock, at which time such dividends shall be remitted to such person, without interest.

(b) The Exchange Agent and American, as the case may be, shall not be obligated to deliver cash and/or a certificate or certificates representing shares of American Common Stock to which a holder of Community First Capital Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Community First Certificate(s) representing the shares of Community First Capital Stock for exchange as provided in this Section 2.3, or, in default thereof, an appropriate affidavit of loss and indemnity agreement or bond in such amount as may be reasonably required in each case by American.

(c) Notwithstanding anything in this Agreement to the contrary, Community First Certificates surrendered for exchange by a Community First Affiliate (as defined in Section 4.14) shall not be exchanged for certificates representing shares of American Common Stock to which such Community First Affiliate may be entitled pursuant to the terms of this Agreement until American has received a written agreement from such person as specified in Section 5.2(d).

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2.4 No Fractional Securities

No certificates or scrip representing fractional shares of American Common Stock shall be issued upon the surrender for exchange of Community First Certificates, and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of American Common Stock. A holder of shares of Community First Capital Stock converted in the Merger who would otherwise have been entitled to a fractional share of American Common Stock shall be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Per Share Common Cash Consideration or the Per Share Series A Cash Consideration, as appropriate.

ARTICLE 3
Representations and Warranties

3.1 Disclosure Schedules

Before entering into this Agreement, Community First delivered to American a schedule, and American delivered to Community First a schedule (respectively, each schedule a "Disclosure Schedule"), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of its representations or warranties contained in Article 3; provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by a party that such item is material or was required to be disclosed therein.

3.2 Standard

For all purposes of this Agreement, no representation or warranty of Community First contained in Section 3.3 (other than the representations and warranties contained in Section 3.3(d), which shall be true in all material respects) or American contained in Section 3.4 (other than the representations and warranties contained in Section 3.4(d), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3 or Section 3.4, has had or is reasonably likely to have a Material Adverse Effect with respect to Community First or American, as the case may be.

3.3 Representations and Warranties of Community First

Subject to Section 3.1 and 3.2, Community First hereby represents and warrants to American as follows:

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(a) *Organization, Standing and Power.* Community First is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Community First has the corporate power and authority to carry on its business in Virginia as now conducted and to own and operate its assets, properties and business; and it has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. Community First is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Community First Bank, a wholly owned subsidiary of Community First, is a Virginia chartered bank duly organized, validly existing and in good standing under the laws of Virginia, is in compliance in all material respects with all rules and regulations promulgated by any relevant regulatory authority, and it has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business.

(b) *Subsidiaries.* Community First does not own, directly or indirectly, five percent- or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization actively engaged in business except as set forth in Section 3.3(b) in its Disclosure Schedule (each individually a "Community First Subsidiary" and collectively the "Community First Subsidiaries"). Each Community First Subsidiary (i) is a duly organized corporation, validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on Community First on a consolidated basis. The outstanding shares of capital stock of each Community First Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by Community First free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock of any Community First Subsidiary and there are no agreements, understandings or commitments relating to the right of Community First to vote or to dispose of said shares.

(c) *Authorized and Effective Agreement.*

(i) Subject only to receipt of the requisite stockholder approval of this Agreement and the Plan of Merger, this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of Community First on or before the date hereof. This Agreement and the Plan of Merger are valid and legally binding obligations of Community First, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, nor compliance by Community First with any of the provisions hereof will: (A) conflict with or result in a breach of any provision of Community First's articles of incorporation or bylaws; (B) except as

Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of Community First or any Community First Subsidiary pursuant to any (1) note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which Community First or any Community First Subsidiary is a party or by which Community First or any Community First Subsidiary or any of their respective properties or assets may be bound, or (3) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Community First or any Community First Subsidiary.

(iii) As of the date hereof, Community First is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) *Capital Structure.* The authorized capital stock of Community First consists of 1,000,000 shares of preferred stock, par value $10.00 per share, of which 300,000 shares are issued and outstanding and designated as the Series A Preferred Stock, and 10,000,000 shares of common stock, no par value, of which 1,162,326 shares are issued and outstanding as of this date. All outstanding shares of Series A Preferred Stock and Community First Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are stock options held by employees and directors of Community First that represent rights to purchase a total of 233,956 shares of Community First Common Stock. As of the date of this Agreement, there are not any shares of capital stock of Community First or any Community First Subsidiary reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which Community First or any Community First Subsidiary is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights"), except as contemplated under Community First's Long-Term Incentive Plan or Employee Stock Ownership and Savings Plan and as set forth in Section 3.3(d) in its Disclosure Schedule (which includes copies of such plan and the individual stock option agreements pursuant to which employees and directors of Community First may exercise stock options).

(e) *Financial Reports and Regulatory Documents.* Community First's Annual Reports on Form 10-KSB for the fiscal years ended December 31, 2003 and 2004, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any Community First Subsidiary subsequent to December 31, 2002 under the Securities Act of 1933, as amended (the "Securities Act"), or under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the form filed (collectively, the "Community First Regulatory Filings") with the Securities and Exchange Commission (the "SEC") as of the date filed, (i) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Community First Regulatory Filing (including the related notes and schedules) fairly presented in all material respects Community First's financial position and that of the Community First Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such Community First Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Community First and the Community First Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied to banks and bank holding companies during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-QSB in the case of unaudited statements.

(f) *Absence of Material Changes and Events*. Since December 31, 2004, and except as <u>Previously Disclosed</u>, there has been no change in the financial condition or results of operations of Community First or the Community First Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Community First.

(g) *Absence of Undisclosed Liabilities*. Since December 31, 2004, Community First and the Community First Subsidiaries have not incurred any liability (contingent or otherwise) that is material to Community First on a consolidated basis or that, when combined with all similar liabilities, would be material to Community First on a consolidated basis, except as <u>Previously Disclosed</u> or as disclosed in the Community First Regulatory Filings and except for liabilities incurred in the ordinary course of business consistent with past practice.

(h) *Material Contracts; Defaults*. Except for those agreements and other documents filed as exhibits to the Community First Regulatory Filings, neither Community First nor any Community First Subsidiary is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K, (B) that restricts the conduct of business by Community First or any Community First Subsidiary of its ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant of Community First or any Community First Subsidiary. Neither Community First nor any Community First Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(i) *Legal Proceedings*. Except as <u>Previously Disclosed</u>, there are no actions, suits or proceedings instituted or pending or, to Community First's Knowledge, threatened against Community First or any Community First Subsidiary or against any of Community First's or the Community First Subsidiaries' properties, assets, interests or rights, or against any of Community First's or the Community First Subsidiaries' officers, directors or employees that would, if determined adversely to Community First or any Community First Subsidiary, have a Material Adverse Effect on Community First on a consolidated basis.

(j) *Tax Matters*. Community First and each Community First Subsidiary have filed all federal, state and local tax returns and reports ("Tax Returns") required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by Community First or any Community First Subsidiary have been paid, are reflected as a liability in the Community First Regulatory Filings, or are being contested in good faith and have been <u>Previously Disclosed</u>. Except as <u>Previously Disclosed</u>, no tax return or report filed by Community First or any Community First Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against Community First or any Community First Subsidiary by any taxing authority. As used herein, "Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

(k) *Property*. Except as <u>Previously Disclosed</u> or reserved against as disclosed in the Community First Regulatory Filings, Community First and each Community First Subsidiary have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the Community First Regulatory Filings as of December 31, 2004 or acquired after such date. To Community First's Knowledge, all buildings, and all fixtures, equipment, and other property and assets that are material to the business of Community First or any Community First Subsidiary, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To Community First's Knowledge, the buildings, structures, and appurtenances owned, leased, or occupied by Community First and each Community First Subsidiary are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

(l) *Employee Benefit Plans*.

(i) Community First has set forth in Section 3.3(l)(i) in its Disclosure Schedule all employee benefit plans and programs of Community First and the Community First Subsidiaries, including without limitation: (A) all retirement, savings and other pension plans; (B) all health, severance, insurance, disability and other employee welfare plans; and (C) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees and directors (individually, a "Community First Benefit Plan" and collectively, the "Community First Benefit Plans").

(ii) None of the Community First Benefit Plans is a "multi-employer plan" as defined in section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(iii) Except as <u>Previously Disclosed</u>, all of the Community First Benefit Plans are in compliance in all material respects with applicable laws and regulations, and Community First has administered the Community First Benefit Plans in accordance with applicable laws and regulations in all material respects.

(iv) Each Community First Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter, or a filing has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service.

(v) Community First has made available to American copies of all of the Community First Benefit Plans and, where applicable, summary plan descriptions, and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to the Community First Benefit Plans.

(vi) To its Knowledge, Community First has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any Community First Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

(vii) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any of the Community First Benefit Plans.

(viii) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an "excess parachute payment" within the meaning of Code section 280G. Except as <u>Previously Disclosed</u>, no Community First Benefit Plan contains any provision that would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

(ix) Community First has not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at its expense after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

(m) *Insurance*. Community First and each Community First Subsidiary currently maintain insurance in amounts reasonably necessary for its operations and, to Community First's Knowledge, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 2005, neither Community First nor any Community First Subsidiary has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, has been refused any insurance coverage sought or applied for, and Community First has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Community First or the Community First Subsidiaries.

(n) *Loans; Allowance for Loan Losses.*

(i) Except as Previously Disclosed, to Community First's Knowledge each loan reflected as an asset in the Community First Regulatory Filings (A) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid liens and security interests which have been perfected, (C) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect on Community First, and (D) in all material respects was made in accordance with Community First's standard loan policies.

(ii) Community First has Previously Disclosed the aggregate amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Community First and each Community First Subsidiary that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned,""Special Mention,""Substandard,""Doubtful,""Loss,""Classified" or words of similar import. Community First shall promptly, on a periodic basis, inform American of any such classification arrived at any time after the date hereof.

(iii) The real property classified as other real estate owned ("OREO") included in non-performing assets in the Community First Regulatory Filings is carried net of reserve at the lower of cost or market value based on independent appraisals.

(iv) The allowance for loan losses reflected on the statements of financial condition included in the Community First Regulatory Filings, as of their respective dates, is adequate in all material respects under the requirements of GAAP and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

(o) *Environmental Matters.*

(i) Except as Previously Disclosed, Community First and each Community First Subsidiary are in substantial compliance with all Environmental Laws (as defined below). Neither Community First nor any Community First Subsidiary has received any communication alleging that it or such Community First Subsidiary is not in such compliance and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

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(ii) Neither Community First nor any Community First Subsidiary has received notice of pending, and is not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (A) Community First or such Community First Subsidiary, (B) any person or entity whose liability for any Environmental Claim Community First or any Community First Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by Community First or any Community First Subsidiary, or any real or personal property which Community First or any Community First Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which Community First or a Community First Subsidiary holds a security interest securing a loan recorded on the books of Community First or such Community First Subsidiary. Neither Community First nor any Community First Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) With respect to all real and personal property owned or leased by Community First or any Community First Subsidiary, or all real and personal property which Community First or any Community First Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, Community First has provided American with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which is Previously Disclosed). Community First and the Community First Subsidiaries are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

(iv) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against Community First or any Community First Subsidiary or against any person or entity whose liability for any Environmental Claim Community First or any Community First Subsidiary has or may have retained or assumed either contractually or by operation of law.

(v) For purposes of this Agreement, the following terms shall have the following meanings:

(A) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

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(B) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

(C) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(p) *Books and Records*. Community First's books and records and those of the Community First Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(q) *Takeover Laws and Provisions*. Community First and each Community First Subsidiary has taken all action necessary to exempt this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any "control share,""fair price,""affiliate transaction,""business combination" or other anti-takeover laws and regulations of Virginia. Community First and each Community First Subsidiary has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning "business combination,""fair price,""voting requirement,""constituency requirement" or other related provisions.

(r) *Reports*. Since December 31, 2004, Community First and the Community First Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the SEC, the Virginia Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System (the "Federal Reserve") and any other governmental or regulatory authority or agency having jurisdiction over their operations, and such reports were prepared in all material respects in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports.

(s) *Compliance With Laws*. Community First and each Community First Subsidiary:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, each Governmental Authority that is required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Community First's Knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has received, since December 31, 2004, no notification or communication from any Governmental Authority, except as <u>Previously</u> <u>Disclosed,</u> (A) asserting that Community First or any Community First Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Community First's Knowledge, do any grounds for any of the foregoing exist).

(t) *No Brokers*. No action has been taken by Community First that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Merger, except a <u>Previously Disclosed</u> fee to be paid to Anderson & Strudwick, Inc.

(u) *Fiduciary Accounts*. Community First and each Community First Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Community First, nor any Community First Subsidiary nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(v) *Transactions With Affiliates*. All "covered transactions" between Community First and an "affiliate" within the meaning of Sections 23A and 23B of the Federal Reserve Act, as amended, have been in compliance with such provisions.

(w) *Fairness Opinion*. The Community First Board has received the written opinion of Anderson & Strudwick, Inc. to the effect that as of the date hereof the Merger Consideration is fair to the holders of Community First Common Stock from a financial point of view.

(x) *Transactions in Securities*.

(i) All offers and sales of Community First Capital Stock by Community First were at all relevant times exempt from or complied with the registration requirements of the Securities Act.

(ii) Neither Community First nor, to Community First's Knowledge, (A) any director or executive officer of Community First, (B) any person related to any such director or officer by blood, marriage or adoption and residing in the same household and (C) any person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Community First Capital Stock or other securities issued by Community First (x) during any period when Community First was in possession of material nonpublic information or (y) in violation of any applicable provision of the Exchange Act.

(y) *Tax Treatment*. As of the date hereof, Community First is not aware of any reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code.

(z) *Disclosure*. The representations and warranties contained in this Section 3.3, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 3.3 not misleading.

3.4 Representations and Warranties of American

Subject to Sections 3.1 and 3.2, American hereby represents and warrants to Community First as follows:

(a) *Organization, Standing and Power.* American is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. American has the corporate power and authority to carry on its business in Virginia as now conducted and to own and operate its assets, properties and business; and it has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. American is duly registered as a bank holding company under the BHC Act. American National is a national banking association duly organized, validly existing and in good standing under the laws of the United States, is in compliance in all material respects with all rules and regulations promulgated by any relevant regulatory authority, and has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business.

(b) *Subsidiaries.* Each subsidiary of American (each individually an "American Subsidiary" and collectively the "American Subsidiaries") (i) is a duly organized corporation, validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on American on a consolidated basis. The outstanding shares of capital stock of each American Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person.

(c) *Authorized and Effective Agreement.*

(i) This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of American on or before the date hereof. This Agreement and the Plan of Merger are valid and legally binding obligations of American, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, nor compliance by American with any of the provisions hereof: (A) conflict with or result in a breach of any provision of its articles of incorporation or bylaws; (B) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of American or any American Subsidiary pursuant to any (1) note, bond, mortgage, indenture, or (2) any material license, agreement or other instrument or obligation, to which American or any American Subsidiary is a party or by which American or any of the American Subsidiaries or any of their respective properties or assets may be bound, or (3) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to American or any American Subsidiary.

(iii) As of the date hereof, American is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) *Capital Structure.* The authorized capital stock of American consists of: (i) 200,000 shares of preferred stock, $5.00 par value per share, of which none are issued and outstanding; and (ii) 10,000,000 shares of common stock, par value $1.00 per share, of which 5,437,789 shares are issued and outstanding as of this date. All outstanding shares of American Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of American Common Stock to be issued in exchange for shares of Community First Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(e) *Financial Reports and Regulatory Documents.* American's Annual Reports on Form 10-K for the fiscal years ended December 31, 2003 and 2004, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any American Subsidiary subsequent to December 31, 2002 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, the "American Regulatory Filings") with the SEC as of the date filed, (i) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such American Regulatory Filing (including the related notes and schedules) fairly presented in all material respects American's financial position and that of the American Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such American Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of American and the American Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied to banks and bank holding companies during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(f) *Absence of Material Changes and Events.* Since December 31, 2004, and except as <u>Previously Disclosed</u>, there has been no change in the financial condition or results of operations of American or the American Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on American.

(g) *Absence of Undisclosed Liabilities.* Since December 31, 2004, American and the American Subsidiaries have not incurred any liability (contingent or otherwise) that is material to American on a consolidated basis or that, when combined with all similar liabilities, would be material to American on a consolidated basis, except as <u>Previously Disclosed</u> or as disclosed in the American Regulatory Filings and except for liabilities incurred in the ordinary course of business consistent with past practice.

(h) *Legal Proceedings.* Except as <u>Previously Disclosed</u>, there are no actions, suits or proceedings instituted or pending or, to American's Knowledge, threatened against American or any American Subsidiary or against any of American's or the American Subsidiaries' properties, assets, interests or rights, or against any of American's or the American Subsidiaries' officers, directors or employees that would, if determined adversely to American or any American Subsidiary, have a Material Adverse Effect on American on a consolidated basis.

(i) *Tax Matters.* American and each American Subsidiary have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by American or any American Subsidiary have been paid, are reflected as a liability in the American Regulatory Filings, or are being contested in good faith and have been <u>Previously Disclosed</u>. Except as <u>Previously Disclosed</u>, no tax return or report filed by American or any American Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against American or any American Subsidiary by any taxing authority.

(j) *Compliance With Laws.* American and each American Subsidiary:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

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(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, each Governmental Authority that is required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to American's Knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has received, since December 31, 2004, no notification or communication from any Governmental Authority (A) asserting that American or any American Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to American's Knowledge, do any grounds for any of the foregoing exist).

(k) *No Brokers*. No action has been taken by American that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Merger, except a fee paid to Raymond James & Associates.

(l)   Tax Treatment. As of the date hereof, American is not aware of any reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code.

(m) *Disclosure*. The representations and warranties contained in this Section 3.4, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 3.4 not misleading.

ARTICLE 4
Covenants and Agreements

4.1 Reasonable Best Efforts

Subject to the terms and conditions of this Agreement, American and Community First shall use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, as promptly as practicable so as to permit and enable consummation of the Merger at the earliest possible date and shall cooperate fully with the other party hereto to that end.

4.2 Access to Information; Notice of Certain Matters; Confidentiality

(a) American and Community First each will keep the other advised of all material developments relevant to their respective business and to consummation of the transactions contemplated herein. American and Community First each may make or cause to be made such further investigation of the operational, financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided that such investigation shall not interfere unnecessarily with normal operations. American and Community First shall furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, such party hereto.

(b) American and Community First shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

(c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of, and not use to the detriment of the other party, all information obtained in such investigation which is not otherwise publicly disclosed by the other party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

4.3 Shareholder Approval

The Board of Directors of Community First (the "Community First Board") will submit to its shareholders this Agreement and the Plan of Merger and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Community First will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to convene a special meeting of its shareholders (including any adjournment or postponement, the "Community First Meeting"), as promptly as practicable, to consider and vote upon approval of this Agreement and the Plan of Merger as well as any other such related matters. The Community First Board will support and recommend such approval provided that if the Community First Board, after consultation with (and based on the advice of) counsel, determines in good faith that, because of a conflict of interest or other special circumstance, it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to support or recommend the Merger, then such board shall not be obligated to recommend the approval of this Agreement and the Plan of Merger.

4.4 Registration Statement

(a) American and Community First shall cooperate in the preparation of a registration statement on Form S-4 or other applicable form to be filed by American with the SEC in connection with the issuance of American Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Community First constituting a part thereof (the "Proxy Statement") and all related documents) (all of such materials together, the "Registration Statement"). Community First shall cooperate with American and American's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Community First's financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Each of Community First and American shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. American also shall use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, Community First shall promptly mail the Proxy Statement to its shareholders at its expense.

(b) None of the information supplied or to be supplied by Community First or American for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to shareholders and at the time of the Community First Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. If either Community First or American shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

4.5 Operation of the Business of Community First

From the date hereof until the Effective Time, except as expressly permitted by this Agreement or as Previously Disclosed, without the prior written consent of American, Community First will not, and will cause each of the Community First Subsidiaries not to:

(a) Conduct its business and the business of the Community First Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of American or Community First to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

(c) Other than pursuant to stock options Previously Disclosed and currently outstanding as of the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights; (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, stock appreciation rights or similar stock-based employee rights.

(d) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice.

(e) Enter into or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder, except in the ordinary course of its business or as otherwise specifically permitted or required in this Agreement.

(f) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement.

(g) Except as provided in Section 4.7 hereof, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment or employee benefit plans).

(h) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and the Community First Subsidiaries, taken as a whole, and does not present a material risk that the date of the Merger Closing will be materially delayed or that any regulatory approvals required to consummate the Merger will be more difficult to obtain.

(i) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.

(j) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied, except as may be required by applicable law or regulation.

(k) Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $5,000 individually or $25,000 in the aggregate.

(l) Alter, amend or repeal its bylaws or articles of incorporation.

(m) Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(n) Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(o) Agree or commit to do anything prohibited by this Section 4.5.

4.6 Operation of the Business of American

From the date hereof until the Effective Time, American will not, and will cause each of the American Subsidiaries not to (except as expressly permitted by this Agreement or as Previously Disclosed), without the prior written consent of Community First:

(a) Conduct its business and the business of the American Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of American or Community First to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

(c) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied, except as may be required by applicable law or regulation.

(d) Agree or commit to do anything prohibited by this Section 4.6.

4.7 Dividends

Community First shall not (i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Community First Common Stock or Preferred Stock, other than the payment of the dividend declared on August 30, 2005 and payable on October 28, 2005 to stockholders of record on October 14, 2005, in respect of the Series A Preferred Stock, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

4.8 Transition

(a) In order to facilitate the integration of the operations of Community First and American and their subsidiaries and to permit the coordination of their related operations on a timely basis and in an effort to accelerate to the earliest time following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of American and Community First shall, and shall cause its subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

(b) Prior to the Effective Time, Community First shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of American; provided that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 5.1(c); and further provided that in any event, no accrual or reserve made by Community First pursuant to this Section 4.8(b) shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Community First or its management with any such adjustments.

4.9 Control of Other Party's Business

Nothing contained in this Agreement (including, without limitation, Section 4.8) shall give American, directly or indirectly, the right to control or direct the operations of Community First and nothing contained in this Agreement shall give Community First, directly or indirectly, the right to control or direct the operations of American prior to the Effective Time, each of Community First and American shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries' respective operations.

4.10 No Other Acquisition Proposals

(a) Without limitation on its other obligations under this Agreement, neither Community First nor any of the Community First Subsidiaries nor any of the officers and directors of Community First or the Community First Subsidiaries shall, and Community First shall use its reasonable best efforts to cause its and the Community First Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or the Community First Subsidiaries) not to, directly or indirectly, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, an Acquisition Transaction (as defined below); provided that nothing contained in this Section 4.10 shall prohibit Community First from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that (i) the Community First Board concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to furnish such information or enter into such discussions or negotiations would more likely than not constitute a breach of its fiduciary duties to shareholders under applicable law, (ii) before taking such action, Community First receives from such person or entity an executed confidentiality agreement, and (iii) the Community First Board concludes in good faith that the proposal regarding the Acquisition Transaction constitutes or is reasonably likely to result in a Superior Proposal (as defined below). Community First shall immediately notify American orally and in writing of its receipt of any such proposal or inquiry, of the material terms and conditions thereof, and of the identity of the person making such proposal or inquiry.

(b) For purposes of this Agreement, (i) an "Acquisition Transaction" means any of the following transactions involving Community First or Community First Bank, other than as contemplated by this Agreement: a merger, reorganization, consolidation, share exchange, joint venture, business combination or similar transaction or any purchase of all or any material portion of its assets, and (ii) a "Superior Proposal" means a bona fide written proposal for an Acquisition Transaction that the Community First Board concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (A) is more favorable to its shareholders, from a financial point of view, than the Merger and (B) is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed.

4.11 Regulatory Filings

(a) American and Community First and their respective subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (as defined below) and all third parties necessary to consummate the transactions contemplated by this Agreement (the "Requisite Regulatory Approvals") and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of American and Community First will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matter relating to completion of the transactions contemplated hereby. For the purposes of this Agreement, a "Governmental Authority" means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

(b) American and Community First will, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement.

4.12 Public Announcements

Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

4.13 Tax Treatment

American and Community First shall take all steps necessary to ensure that the Merger qualifies as a tax-free reorganization under Section 368(a) of the Code.

4.14 Affiliate Agreement

Community First will identify to American each person who is, as of the date hereof, a director or executive officer of Community First (each, a "Community First Affiliate"). An executed written agreement in the form of Exhibit B hereto has been delivered to American from each Community First Affiliate.

4.15 Benefit Plans; Employment Agreements

(a) Upon consummation of the Merger, as soon as administratively practicable (the "Benefit Plan Determination Date"), with respect to the 401(k) plan of Community First, American shall cause such plan to be merged with the 401(k) plan maintained by American and the American Subsidiaries, or to be frozen or to be terminated, in each case as determined by American and subject to the receipt of all applicable regulatory or governmental approvals. Each employee of Community First and the Community First Subsidiaries at the Effective Time (i) who is a participant in the 401(k) plan of Community First, (ii) who becomes an employee immediately following the Effective Time of American or any American Subsidiary, and (iii) who continues in the employment of American or any American Subsidiary until the Benefit Plan Determination Date for the 401(k) plan, shall be eligible to participate in American's 401(k) plan as of the Benefit Plan Determination Date. Any other former employee of Community First or the Community First Subsidiaries who is employed by American or the American Subsidiaries on or after the Benefit Plan Determination Date shall be eligible to be a participant in the American 401(k) plan upon complying with eligibility requirements. All rights to participate in American's 401(k) plan are subject to American's right to amend or terminate the plan. Until the Benefit Plan Determination Date, American shall continue in effect for the benefit of participating employees the Section 401(k) plan of Community First. For purposes of administering American's 401(k) plan, service with Community First and the Community First Subsidiaries shall be deemed to be service with American for participation and vesting purposes, but not for purposes of benefit accrual. Each employee of Community First or a Community First Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of American or an American Subsidiary is referred to herein as a "Transferred Employee." Notwithstanding anything contained herein to the contrary, the 401(k) plan of Community First may be amended prior to the Effective Time to provide that each participant in the 401(k) plan of Community First is fully vested in such participant's accrued benefit under such 401(k) plan at the Effective Time.

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(b) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the American and the American Subsidiaries, without waiting periods or exceptions for pre-existing conditions, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee's being employed by American and the American Subsidiaries as of such Benefit Plan Determination Date. With respect to any welfare benefit plan or program of Community First or the Community First Subsidiaries that American determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by American and the American Subsidiaries, American and the American Subsidiaries shall continue such Community First plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by American and the American Subsidiaries (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the American and the American Subsidiaries to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 4.15(b), service of a Transferred Employee with Community First or the Community First Subsidiaries shall be deemed to be service with the American and the American Subsidiaries for the purpose of determining eligibility to participate in such welfare plans and programs, determined in whole or in part with reference to service (except as otherwise provided in Section 4.15(c)). Without limiting the foregoing, service of a Transferred Employee with Community First or the Community First Subsidiaries shall be deemed to be service with the American and the American Subsidiaries for the purpose of determining eligibility to participate and the cost of participation in the American retiree health benefit plan.

(c) Each Transferred Employee shall be eligible to participate in American's defined benefit pension plan (the "Pension Plan") effective as of the Benefit Plan Determination Date. For purposes of administering the Pension Plan, service with Community First and the Community First Subsidiaries shall be deemed to be service with American for participation and vesting purposes, but not for purposes of benefit accrual.

(d) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by American and the American Subsidiaries, American shall not have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by American and the American Subsidiaries subsequent to the Effective Time, excluding any employee who has a then existing contract providing for severance, shall be entitled to severance pay in accordance with the general severance policy maintained by American, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with Community First or the Community First Subsidiaries shall be treated as service with American for purposes of determining the amount of severance pay, if any, under American's severance policy.

(e) American shall honor all employment agreements, severance agreements and deferred compensation agreements that Community First and the Community First Subsidiaries have with their current and former employees and directors and which have been Previously Disclosed to American. In order to provide American with maximum flexibility determining whether or not, and upon what terms, to employ Messrs. Wynne, Falls, Davis, Thomas and Mason after the Closing, the right to receive the severance payments set forth in Section 9(i)(1) of their respective employment agreements shall be deemed fully and unconditionally vested in each individual as of the Effective Time, provided they continue to remain employed in compliance with their respective employment agreements to the Effective Time, regardless of the arrangements, if any, American makes for the continuation of employment of each such individual after the Closing and the willingness of each such individual to continue employment with American. The severance payments will be made at Closing unless the employee elects to have the amount paid out in 24 equal monthly installments.

Except for the agreements described in the preceding sentence and except as otherwise provided in this section, the employee benefit plans of Community First shall, in the sole discretion of American, be frozen, terminated or merged into comparable plans of American, effective as American shall determine in its sole discretion.

4.16 Indemnification

Following the Effective Time and for a period of three years thereafter, American shall indemnify, defend and hold harmless any person who has rights to indemnification from Community First, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and Community First's articles of incorporation or bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Time. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, American shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel agreed upon between American and the indemnified party. American shall use its reasonable best efforts to maintain Community First's existing directors' and officers' liability policy, or some other policy, including American's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of Community First for a period of three years after the Effective Time on terms no less favorable than those in effect on the date hereof.

4.17 Nasdaq Listing

American shall use its reasonable best efforts to list, prior to the Effective Time, on the Nasdaq the shares of American Common Stock to be issued in connection with the Merger. If such listing is not obtained prior to the Effective Time, American shall continue to use its best efforts after such time to have such shares listed at the earliest practicable date.

ARTICLE 5
Conditions to the Merger

5.1 General Conditions

The respective obligations of each of American and Community First to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

(a) *Corporate Action*. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of Community First.

(b) *Registration Statement*. The Registration Statement shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect; and no proceedings for that purpose shall have been initiated by the SEC and shall not have been withdrawn.

(c) *Regulatory Approvals*. American and Community First shall have received all regulatory approvals required in connection with the transactions contemplated by this
Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of American or Community First, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

(d) *Tax Opinion*. American and Community First shall have received the opinion of LeClair Ryan, A Professional Corporation, counsel to American, in form and substance satisfactory to American and Community First and dated as of the Effective Time to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the Community First shareholders to the extent they receive American Common Stock. In rendering its opinion, such counsel may rely upon representations contained in certificates of officers of American, Community First and others.

(e) *Opinions of Counsel*. Community First shall have delivered to American and American shall have delivered to Community First opinions of counsel, dated as of the Effective Time, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

(f) *Legal Proceedings*. Neither American nor Community First shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

(g) *Listing.* The shares of American Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq.

5.2 Conditions to Obligations of American

The obligations of American to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a) *Representations and Warranties*. The representations and warranties of Community First set forth in Section 3.3 shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

(b) *Performance of Obligations*. Community First shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time.

(c) *Officers' Certificate*. Community First shall have delivered to American a certificate, dated the Effective Time and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

(d) *Affiliate Letters.* Those persons who may be deemed by counsel to Community First to be "affiliates" of Community First within the meaning of Rule 145 promulgated by the SEC under the Securities Act have delivered to American prior to the date of the Community First Meeting, a written agreement to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of American Common Stock received in the Merger, in a form acceptable to American.

5.3 Conditions to Obligations of Community First

The obligations of Community First to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a) *Representations and Warranties*. The representations and warranties of American set forth in Section 3.4 shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

(b) *Performance of Obligations*. American shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time.

(c) *Officers' Certificate*. American shall have delivered to Community First a certificate, dated the Effective Time and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(g), 5.3(a) and 5.3(b) have been satisfied.

ARTICLE 6
Termination

6.1 Termination

This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, whether before or after approval of this Agreement by the stockholders of Community First, as provided below:

(a) *Mutual Consent*. By the mutual consent in writing of American and Community First.

(b) *Closing Delay*. At the election of either party, evidenced by written notice, if the Effective Time shall not have occurred on or before June 30, 2006, or such later date as shall have been agreed to in writing by the parties; provided that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been a substantial contributing cause to, or has resulted in, the failure of the Effective Time to occur on or before such date.

(c) *Conditions to American Performance Not Met*. By American upon delivery of written notice of termination to Community First if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of American to effect the Merger set forth in Sections 5.1 and 5.2, and such noncompliance is not waived by American.

(d) *Conditions to Community First Performance Not Met*. By Community First upon delivery of written notice of termination to American if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of Community First to effect the Merger set forth in Sections 5.1 and 5.3, and such noncompliance is not waived by Community First.

(e) *Solicitation and Recommendation Matters; Meeting Failure*. At any time prior to the Community First Meeting, by American if (i) Community First shall have breached Section 4.10, (ii) the Community First Board shall have failed to make its recommendation referred to in Section 4.3, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of American or (iii) Community First shall have materially breached its obligations under Section 4.3 by failing to call, give notice of, convene and hold the Community First Meeting in accordance with Section 4.3;

(f) *Termination Event*. By American upon the occurrence of a Termination Event (as defined in Section 6.4(d) hereof);

(g) *Other Agreement*. At any time prior to the Community First Meeting, by Community First in order to enter into an acquisition agreement or similar agreement (each, an "Acquisition Agreement") with respect to a Superior Proposal which has been received and considered by Community First and the Community First Board in compliance with Section 4.10 hereof; provided that this Agreement may be terminated by Community First pursuant to this Section 6.1(g) only after the fifth business day following Community First's provision of written notice to American advising American that the Community First Board is prepared to accept a Superior Proposal, and only if, during such five- business day period, American does not, in its sole discretion, make an offer to Community First that the Community First Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal.

(h) *Double Trigger Termination Right.* By Community First at any time during the five-day period commencing on the Determination Date if both of the following conditions are satisfied:

(1) the Average Closing Price shall be less than $18.22, and

(2) (i) the quotient obtained by dividing the Average Closing Price by $22.78 (such number being referred to herein as the "American Ratio") shall be less than (ii) Index Ratio minus 0.15;

subject to the following four sentences. If Community First determines not to consummate the Merger pursuant to this Section 6.1(h), it shall give prompt written notice of its election to terminate to American, which notice may be withdrawn at any time prior to the lapse of the five-day period commencing on the Determination Date. During the five-day period commencing with its receipt of such notice, American shall have the option of paying additional Merger Consideration in the form of American Common Stock so that the Per Share Common Stock Consideration, as adjusted, times the Average Closing Price shall be no less than $18.22 and the Per Share Series A Stock Consideration, as adjusted, shall be 1.2 times the Per Share Common Stock Consideration, as adjusted. The election contemplated by the preceding sentence shall be made by giving notice to Community First of such election and the Per Share Common Stock Consideration as adjusted and the Per Share Series A Stock Consideration as adjusted, whereupon no termination shall have occurred pursuant to this Section 6.1(h), and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Common Stock Consideration and Per Share Series A Stock Consideration shall have been so adjusted), and any references in this Agreement to "Per Share Common Stock Consideration" and "Per Share Series A Stock Consideration" shall thereafter be deemed to refer to the Per Share Common Stock Consideration and Per Share Series A Stock Consideration, respectively, as both are adjusted pursuant to this Section 6.1(h). If the Closing Date shall occur during the five-day period such option is in effect, the Closing Date shall be extended until a date selected by American no more than ten calendar days following the close of such five-day period.

For purposes of this Section 6.1(h), the following terms shall have the meanings indicated:

"Average Closing Price" shall mean the average 4:00 p.m. eastern time closing price per share of American Common Stock on Nasdaq for the five trading days (determined by excluding days on which the Nasdaq is closed) ending on the last trading date prior to the Determination Date.

"Determination Date" shall mean the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the day preceding the Effective Time as the first day).

"Index Group" shall mean the nine bank holding companies listed below (each a "Peer Company"). In the event that (i) the common stock of any Peer Company is no longer publicly traded on the Determination Date, or (ii) any Peer Company issues a public announcement of a proposal to be acquired by or to acquire another company in a transaction with a value exceeding 25 percent of the Peer Company's market capitalization, such Peer Company shall be removed from the Index Group, and the weights (which have been determined based upon market capitalization) shall be redistributed proportionately for purposes of determining the Index Price. The Peer Companies and the weights attributed to them are as follows:

Peer Company	Market Capitalization ($M)	Percent Weighting
C&F Financial Corp	$125.8	11.52%
Eastern Virginia Bankshares, Inc.	$ 97.6	8.94%
FNB Corp.	$102.8	9.41%
FNB Financial Services Corp.	$116.0	10.62%
LSB Bancshares Inc.	$156.9	14.36%
Middleburg Financial Corp.	$127.9	11.71%
Old Point Financial Corp.	$119.3	10.92%
Premier Community Bankshares	$ 99.0	9.06%
Yadkin Valley Bank and Trust	$147.0	13.46%
Total		100.00%

"Index Price" shall mean the weighted average (weighted in accordance with the "Percent Weighting" listed above) of the closing sales prices of the Peer Companies determined as of the Starting Date or Determination Date, whichever is applicable, based on the closing price per share (as reported by *The Wall Street Journal*) for the five trading days ending on the last trading date prior to the Starting Date or Determination Date, whichever is applicable.

"Index Ratio" shall be the Index Price as determined on the Determination Date divided by the Index Price as determined on the Starting Date.

"Starting Date" shall mean the date of this Agreement.

If any Peer Company or American declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the price for the common stock of such Peer Company or American, as the case may be, shall be appropriately adjusted to apply this Section.

6.2 Effect of Termination

In the event of the termination and abandonment of this Agreement and the Merger pursuant to Section 6.1, this Agreement shall become void and have no effect, except that (i) Section 4.2(c) and all of Sections 4.10 (if termination is due to an event that would trigger Section 6.4, and then only for a period of eighteen months after termination), 4.12 and 6.4 shall survive any such termination and abandonment and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.

6.3 Non-Survival of Representations, Warranties and Covenants

Except for Article 2 and Sections 1.4, 4.15, 4.16 and 6.4 of this Agreement, none of the respective representations and warranties, obligations, covenants and agreements of the parties shall survive the Effective Time, provided that no such representations, warranties, obligations, covenants and agreements shall be deemed to be terminated or extinguished so as to deprive American or Community First (or any director, officer, or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including without limitation any shareholder or former shareholder of either American or Community First.

6.4 Fees and Expenses

(a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, except that printing expenses shall be shared equally between American and Community First.

(b) In recognition of the effort made, the expenses incurred, and the other opportunities for acquisition forgone by American while structuring the Merger, Community First shall pay American the sum of $1,400,000 (the "Termination Fee") if this Agreement is terminated as follows:

(i) if this Agreement is terminated by American pursuant to Sections 6.1(e)(i) or (iii) (but not Section 6.1(e)(ii)) or 6.1(f) or by Community First pursuant to 6.1(g), payment shall be made to American concurrently with the termination of this Agreement; or

(ii) if this Agreement is terminated by American pursuant to Section 6.1(c) or Section 6.1(e)(ii), or by either party pursuant to 6.1(b) if the delay is due to Community First's default or inaction, and a proposal for an Acquisition Transaction shall have been publicly announced or otherwise communicated or made known to the senior management of Community First or the Community First Board (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to propose an Acquisition Transaction) at any time after the date of this Agreement, and within eighteen months after such termination Community First or Community First Bank consummates an Acquisition Transaction, Community First shall pay to American the Termination Fee on the date of consummation of such Acquisition Transaction.

Any amount that becomes payable pursuant to this Section 6.4(b) shall be paid by wire transfer of immediately available funds to an account designated by American.

(c) The agreements contained in paragraph (b) of this Section 6.4 shall be deemed an integral part of the transactions contemplated by this Agreement, that without such agreement the parties would not have entered into this Agreement and that such amount does not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Community First. If Community First fails to pay or cause payment to American the amount due under paragraph (b) above at the time specified therein, the party so failing to pay shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by American in connection with any action in which American prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) For the purposes of this Agreement, a "Termination Event" shall mean any of the following events or transactions occurring after the date hereof:

(i) (A) Community First or Community First Bank, without having received American's prior written consent, shall have entered into an agreement with any person to (1) acquire, merge or consolidate, or enter into any similar transaction, with Community First or Community First Bank, or (2) purchase, lease or otherwise acquire all or substantially all of the assets of Community First or Community First Bank; or (B) Community First or Community First Bank, without having received American's prior written consent, shall have entered into an agreement with any person to purchase or otherwise acquire directly from Community First securities representing ten percent or more of the voting power of Community First;

(ii) a tender offer or exchange offer for twenty percent or more of the outstanding shares of Community First Common Stock is commenced (other than by American or a American Subsidiary), and the Community First Board recommends that the shareholders of Community First tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten-business day period specified in Rule 14e-2(a) under the Exchange Act; or

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(iii) any person shall have made a bona fide proposal to Community First by public announcement or written communication that is or becomes the subject of public disclosure to acquire Community First by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Community First vote not to approve the Agreement.

(e) Any payment required to be made pursuant to Section 6.4 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment in the notice of demand for payment delivered pursuant to this Section 6.4.

ARTICLE 7
General Provisions

7.1 Entire Agreement

This Agreement contains the entire agreement by and between American and Community First with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

7.2 Binding Effect; No Third Party Rights

This Agreement shall bind American and Community First and their respective successors and assigns. Other than Section 4.16, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

7.3 Waiver and Amendment

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof;; and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the Community First Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

7.4 Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

7.5 Notices

All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or by facsimile (with confirmation) or sent by registered or certified mail, postage prepaid, or by recognized overnight courier service, addressed as follows:

If to American:

        Charles H. Majors
        American National Bankshares Inc.
        628 Main Street
        Danville, Virginia 24541
        Tele: (434) 773-2219
        Fax: (434) 773-2207

Copy to:

        George P. Whitley, Esquire
        LeClair Ryan, A Professional Corporation
        Riverfront Plaza, East Tower
        951 East Byrd Street
        Richmond, Virginia 23219
        Tele: (804) 783-2003
        Fax: (804) 783-2294

If to Community First:

        F. F. Falls
        Community First Financial Corporation
        1646 Graves Mill Road
        Lynchburg, Virginia 24502
        Tele: (434) 386-3609
        Fax: (434) 386-6316

Copy to:

        Eugene E. Derryberry, Esquire
        Gentry Locke Rakes & Moore, LLP
        10 Franklin Road, S.E.
        Roanoke, Virginia 24011
        Tele: (540) 983-9310
        Fax: (540) 983-9469

7.6 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

7.7 Severability

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. A court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

7.8 Alternative Structure

Notwithstanding any provision of this Agreement to the contrary, American may at any time modify the structure of the acquisition of Community First set forth herein, subject to the prior written consent of Community First, which consent shall not be unreasonably withheld or delayed, provided that (i) the Merger Consideration is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modification will not adversely affect the tax treatment to Community First's shareholders and (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

AMERICAN NATIONAL BANKSHARES INC.

By: /s/ Charles H. Majors
       Charles H. Majors
       President and Chief Executive
       Officer

COMMUNITY FIRST FINANCIAL CORPORATION

By: /s/ Dr. Frank C. Crist, Jr.
       Dr. Frank C. Crist, Jr.
       Chairman

EXHIBIT A
To the Agreement and
Plan of Reorganization

PLAN OF MERGER
BETWEEN
AMERICAN NATIONAL BANKSHARES INC.
AND
COMMUNITY FIRST FINANCIAL CORPORATION

Pursuant to this Plan of Merger (“Plan of Merger”), Community First Financial Corporation (“Community First”), a Virginia corporation, shall merge with and into American National Bankshares Inc., a Virginia corporation (“American”), in a merger under Section 13.1-716 of the Virginia Stock Corporation Act (the “VSCA”).

ARTICLE 1
Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of October 18, 2005, by and between American and Community First (the “Agreement”), at the Effective Time, Community First shall merge with and into American, and each outstanding share of common stock of Community First shall be converted into and exchanged for cash and shares of the common stock of American in accordance with Section 2.1 of this Plan of Merger and Section 13.1-716 of the VSCA (the “Merger”). At the Effective Time, the Merger shall have the effect as provided in Section 13.1-721 of the VSCA. American will be the surviving corporation of the Merger, and its name shall remain American National Bankshares Inc. Unless otherwise specified herein, capitalized terms in this Plan of Merger shall have the same meaning as in the Agreement.

ARTICLE 2
Basis and Manner of Conversion; Manner of Exchange

2.1 Conversion of Community First Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Community First common stock, without par value (“Community First Common Stock”), and the Series A Preferred Stock, $10.00 par value per share (the “Series A Preferred Stock”) (the shares of Community First Common Stock and Series A Preferred Stock shall be referred to collectively as “Community First Capital Stock”):

(a) Each share common stock of American, par value $1.00 per share (“American Common Stock”), that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b) Each share of Community First Common Stock issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.9 hereof) shall be converted into, at the election of the holder thereof and in accordance with the election and allocation procedures set forth in this Article 2, the right to receive the following, without interest:

(i) 0.9219 shares of American Common Stock (the "Per Share Common Stock Consideration"); or

(ii) a cash amount equal to $21.00 per share (the "Per Share Common Cash Consideration").

(c) Each share of Series A Preferred Stock issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.9 hereof) shall be converted into, at the election of the holder thereof and in accordance with the election and allocation procedures set forth in this Article 2, the right to receive the following, without interest:

(i) 1.1063 shares of American Common Stock (the "Per Share Series A Stock Consideration"); or

(ii) a cash amount equal to $25.20 per share (the "Per Share Series A Cash Consideration").

(d) Notwithstanding anything in this Plan of Merger to the contrary, the aggregate amount of cash to be issued to shareholders of Community First in the Merger shall not exceed the Aggregate Cash Consideration, as defined the following paragraph.

(e) For purposes of this Plan of Merger:

(i) the "Aggregate Cash Consideration" is the sum of: (1) the product of the number of shares of Community First Common Stock outstanding immediately prior to the Effective Time times 0.50 times the Per Share Common Cash Consideration amount; (2) the product of the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time times 0.50 times the Per Share Series A Cash Consideration amount; and (3) the aggregate amount of cash paid in connection with the cancellation of the Community First stock options outstanding at the Effective Time as provided in Section 2.7 (defined therein as the "Stock Option Cash Consideration") times 0.50; and

(ii) the "Merger Consideration" means: (1) the number of whole shares of American Common Stock, plus cash in lieu of any fractional share interest, and the amount of cash into which shares of Community First Capital Stock shall be converted pursuant to this Plan of Merger; and (2) the Stock Option Cash Consideration.

2.2 Election Procedures

(a) American (or such other company as American and Community First may agree) will act as the exchange agent (the "Exchange Agent") for purposes of conducting the election and exchange procedures described in this Article 2. Provided that Community First has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall provide to Community First contemporaneously with the mailing of the Proxy Statement (as defined in Section 4.4 of the Agreement) but in no event more than ten days after such mailing, an election form and accompanying letter of transmittal in such form as American and Community First shall agree (the "Election Form") advising each holder of record of Community First Capital Stock of the election choices hereunder and providing instructions for surrendering to the Exchange Agent such holder's certificate(s) of Community First Capital Stock in exchange for the consideration set forth in Sections 2.1(b) and (c) hereof deliverable in respect of Community First Common Stock and Series A Preferred Stock, respectively. The Election Form shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Community First Capital Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent.

(b) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make the following elections:

    (i)   to elect to receive American Common Stock with respect to some or all of such holder's Community First Capital Stock (the "Stock Election Shares");

    (ii)   to elect to receive cash with respect to some or all of such holder's Community First Capital Stock (the "Cash Election Shares"); or

    (iii)   to indicate that such holder makes no such election with respect to such holder's shares of Community First Capital Stock (the "No-Election Shares").

(c) Nominee record holders who hold Community First Capital Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares, and No-Election Shares. If a shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Community First Capital Stock held by such shareholder shall be designated No-Election Shares.

(d) The term "Election Deadline" shall mean 5:00 p.m., Eastern Time, on the 30th day following but not including the date of mailing of the Election Form or such other date as American and Community First shall agree upon.

(e) Any election to receive American Common Stock or cash or a combination thereof shall have been properly made only if the Exchange Agent shall have actually received by the Election Deadline a properly completed Election Form accompanied by the certificate(s) representing shares of Community First Capital Stock to which such Election Form relates or by an appropriate and customary guarantee of delivery of such certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Community First Capital Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. Any election may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form; and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither American nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(f) As soon as reasonably practicable, but no later than ten business days after the Effective Time, the Exchange Agent shall mail to each holder of record of Community First Capital Stock at the Effective Time who did not complete an Election Form a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Community First Capital Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent) with instructions for use in surrendering stock certificates theretofore representing shares of Community First Capital Stock in exchange for the Merger Consideration.

2.3 Allocation of Shares

(a) Within five business days after the Merger Closing, the Exchange Agent, as directed by American, shall effect the allocation among holders of Community First Capital Stock of rights to receive American Common Stock or cash in the Merger in accordance with the Election Forms as follows.

(b) If the number of Cash Election Shares times the Per Share Common Cash Consideration with respect to Community First Common Stock and the Per Share Series A Cash Consideration with respect to the Series A Preferred Stock, when combined with the Stock Option Cash Consideration, is greater than the Aggregate Cash Consideration, then:

(i)   all Stock Election Shares and all No-Election Shares shall be converted into the right to receive American Common Stock;

(ii) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.3(d) a sufficient number of Cash Election Shares ("Reallocated Stock Shares") such that the number of remaining Cash Election Shares times the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equals the Aggregate Cash Consideration, and all Reallocated Stock shares shall be converted into the right to receive American Common Stock; and

(iii) the Cash Election Shares that are not Reallocated Stock Shares shall be converted into the right to receive cash.

(c) If the number of Cash Election Shares times the Per Share Common Cash Consideration with respect to Community First Common Stock and the Per Share Series A Cash Consideration with respect to the Series A Preferred Stock, when combined with the Stock Option Cash Consideration, is less than the Aggregate Cash Consideration, then:

(i) all Cash Election Shares shall be converted into the right to receive cash;

(ii) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(iii) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, is less than the Aggregate Cash Consideration, the Exchange Agent shall convert on a pro rata basis as described below in Section 2.3(d) a sufficient number of Stock Election Shares into Cash Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Common Cash Consideration and the Per Share Series A Cash Consideration, as appropriate, when combined with the Stock Option Cash Consideration, equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash; and

(iv) The Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive American Common Stock.

(d) In the event the Exchange Agent is required pursuant to Section 2.3(b) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares. In the event that the Exchange Agent is required pursuant to Section 2.3(c) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares.

A-5

2.4 Exchange Procedures

(a) After completion of the allocation referred to paragraphs (b) and (c) of Section 2.3, each holder of an outstanding certificate representing shares of Community First Capital Stock prior to the Effective Time (a "Community First Certificate") who has surrendered such Community First Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of American Common Stock and/or the amount of cash into which the aggregate number of shares of Community First Capital Stock previously represented by such Community First Certificate(s) surrendered shall have been converted pursuant to this Plan of Merger and, if such holder's shares of Community First Capital Stock have been converted into American Common Stock, any other distribution theretofore paid with respect to American Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such Community First Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each Community First Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of American Common Stock or the right to receive the amount of cash into which such Community First Capital Stock shall have been converted. No dividends that have been declared by American will be remitted to any person entitled to receive shares of American Common Stock under Section 2.3 until such person surrenders the Community First Certificate(s) representing Community First Capital Stock, at which time such dividends shall be remitted to such person, without interest.

(b) The Exchange Agent and American, as the case may be, shall not be obligated to deliver cash and/or a certificate or certificates representing shares of American Common Stock to which a holder of Community First Capital Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Community First Certificate(s) representing the shares of Community First Capital Stock for exchange as provided in this Section 2.4, or, in default thereof, an appropriate affidavit of loss and indemnity agreement or bond in such amount as may be reasonably required in each case by American.

(c) Notwithstanding anything in this Plan of Merger to the contrary, Community First Certificates surrendered for exchange by a Community First Affiliate (as defined in Section 4.14 of the Agreement) shall not be exchanged for certificates representing shares of American Common Stock to which such Community First Affiliate may be entitled pursuant to the terms of this Plan of Merger until American has received a written agreement from such person as specified in Section 5.2(d) of the Agreement.

2.5 No Fractional Securities

No certificates or scrip representing fractional shares of American Common Stock shall be issued upon the surrender for exchange of Community First Certificates, and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of American Common Stock. A holder of shares of Community First Capital Stock converted in the Merger who would otherwise have been entitled to a fractional share of American Common Stock shall be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Per Share Common Cash Consideration or the Per Share Series A Cash Consideration, as appropriate.

2.6 Certain Adjustments

In the event American changes the number of shares of American Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted.

2.7 Community First Stock Options

At the Effective Time, each stock option to purchase shares of Community First Common Stock granted pursuant to the Long-Term Incentive Plan of Community First then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be cancelled in exchange for a cash payment equal to the difference between the per share exercise price and $21.00 (the "Stock Option Cash Consideration").

2.8 Dissenting Shares

Shareholders of Community First shall have the right to demand and receive payment of the fair value of their shares of Community First Capital Stock pursuant to the provisions of Section 13.1-729 et seq. of the VSCA (the "Dissenting Shares").

ARTICLE 3
Termination

This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 6 of the Agreement.

ARTICLE 4
Name, Articles of Incorporation
and Bylaws of the Surviving Corporation

At the Effective Time, the name, Articles of Incorporation of American and Bylaws of American, all as in effect immediately prior thereto, shall be the name, Articles of Incorporation and Bylaws of the surviving corporation.

1

EXHIBIT B
To the Agreement and
Plan of Reorganization

AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the "Agreement"), dated as of October 18, 2005, between AMERICAN NATIONAL BANKSHARES INC., a Virginia corporation ("American"), and each of the individuals listed on Schedule A attached hereto (individually, a "Stockholder" and collectively, the "Stockholders").

WHEREAS, the Boards of Directors of American and Community First Financial Corporation, a Virginia corporation ("Community First"), have approved the affiliation of their companies through the merger of Community First with and into American (the "Merger"), pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated October 18, 2005, and a related Plan of Merger (together referred to herein as the "Merger Agreement");

WHEREAS, each of the Stockholders is the beneficial and registered owner of, and has or shares the right to vote and dispose of the number of shares of common stock, without par value, of Community First ("Community First Common Stock") and Series A Preferred Stock, $10 par value per share, of Community First ("Series A Preferred Stock") set forth opposite such Stockholder's name on Schedule A (the "Shares"), and has rights by option or otherwise to acquire additional shares of Community First Common Stock (the "Option Shares"), also set forth opposite such Stockholder's name on Schedule A; and

WHEREAS, as a condition and inducement to entering into the Merger Agreement, and at the request of American, the Stockholders have agreed to support the Merger.

NOW, THEREFORE, to induce American to enter into the Merger Agreement and in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Vote

At such time as Community First conducts a meeting of its shareholders, including any adjournments thereof, to approve the Merger Agreement, each Stockholder shall vote or cause to be voted all of such Stockholder's Shares and Option Shares, to the extent acquired by exercise of the underlying option on or before the record date of such meeting, in favor of the Merger Agreement, unless American is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement.

2. Agreement to Cooperate

In addition to the specific matters provided for elsewhere herein, each Stockholder shall take all action reasonably requested by American and Community First to support and to facilitate the consummation of the Merger and the transactions contemplated by the Merger Agreement.

3. Securities Act of 1933

No Stockholder shall sell, transfer or otherwise dispose of the shares of common stock, par value $1.00 per share, of American such Stockholder will receive in connection with the Merger, unless such sale, transfer or disposition is in compliance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

4. Covenants of Stockholders Each Stockholder, severally and not jointly, covenants as follows:

(a) *Restrictions on Transfer.* Until the earlier of (i) the consummation of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms, the Stockholder will not pledge, hypothecate, grant a security interest in, sell, transfer or otherwise dispose of or encumber any of the Shares or Option Shares owned by him or her and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting his or her shares in accordance with Section 1 hereof) which would during that term (A) restrict, (B) establish a right of first refusal to or (C) otherwise relate to the transfer or voting of the Shares or Option Shares owned by such Stockholder.

(b) *Other Acquisition Proposals.* Until the earlier of (i) the consummation of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms, the Stockholder will not directly or indirectly vote any Shares or Option Shares, or cause or permit any of the Shares or Option Shares to be voted, in favor of any other merger, reorganization, consolidation, share exchange, business combination, plan of liquidation, sale of assets, reclassification or other transaction involving Community First that would have the effect of any person, other than American or an affiliate of American, acquiring control over Community First or any substantial portion of the assets of Community First. As used herein, the term "control" means (A) the ability to direct the voting of ten percent or more of the outstanding voting securities of a person having ordinary voting power in the election of directors or (B) the ability to direct the management and policies of a person whether through ownership of securities, through any contract, arrangement or understanding or otherwise.

(c) *Additional Shares.* The provisions of Section 1 and Subparagraphs (a) and (b) above shall apply to (i) all Shares currently owned and hereafter acquired and (ii) all Option Shares hereafter acquired by each Stockholder, except for shares of Community First held or acted upon in a fiduciary capacity, which shall not be subject to those provisions.

5. Capacity Only as a Stockholder

This Agreement relates solely to the capacity of such Stockholder as a stockholder or other beneficial owner of the Shares or Option Shares and is not in any way intended to affect the exercise by such Stockholder of his responsibilities as a director or officer of Community First. The term "Shares" shall not include any securities beneficially owned by the Stockholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the Stockholder of his fiduciary responsibility in respect of any such securities.

6. Termination

This Agreement shall terminate upon the termination of the Merger Agreement. If this Agreement is terminated, it shall forthwith become null and void; and there shall be no liability or obligation on the part of any Stockholder, or American or Community First or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7. Specific Performance

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party waives the posting of any bond or security in connection with any proceeding related thereto.

8. Stock Options

To the extent a Stockholder holds any stock options to purchase shares of Community First Common Stock that remain unexercised at the Election Deadline (as defined in the Merger Agreement), such Stockholder hereby consents to the payment in cash of an amount equal to the difference between $21.00 and the exercise price of such stock option.

9. Amendments

This Agreement may not be amended or supplemented except by execution and delivery of a written agreement by all of the parties hereto.

10. Governing Law

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

11. Benefit of Agreement; Assignment

This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns. Neither party hereto may transfer or assign any of its rights or obligations hereunder without the prior written consent of the other party.

12. **Counterparts**

This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

SCHEDULE A

| Name | Number of Shares | | Options |
	Common Stock	Series A Preferred Stock	
Thomas S. Mignogna			
Larry H. Redmond			
T. Scott Garrett			
A. C. Coleman			
Daniel P. Thornton			
R. Thomas Beach			
Frank C. Crist, Jr.			
John L. Wynne			
F. F. Falls			
J. Michael Thomas			
W. G. Mason, II			
Total			